Exhibit 1.01
Columbia Sportswear Company
Conflict Minerals Report
For The Year Ended December 31, 2023

SUMMARY

This Conflict Minerals Report (this "Report") of Columbia Sportswear Company (together with its wholly owned subsidiaries, the "Company", "we", "us" and "our"), for the year ended December 31, 2023 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"). This Report has been prepared by the management of the Company to provide transparency on the use of certain minerals, defined in the Conflict Minerals Rule as "conflict minerals", that are necessary to the functionality or production of our products. Conflict minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten ("3TG").

Pursuant to the Conflict Minerals Rule, the Company is required to conduct a good faith reasonable country of origin inquiry ("RCOI") designed to determine whether any of the 3TG necessary to the functionality or production of the Company's products may have originated in the Democratic Republic of the Congo ("DRC") or an adjoining country, collectively defined as the "Covered Countries". Unless otherwise defined, terms used in this report are defined in the Conflict Minerals Rule.

PART I. COMPANY OVERVIEW

Our principal products include outdoor, active and lifestyle products, including apparel, footwear, accessories, and equipment, to meet the diverse needs of our customers and consumers. We develop and manage our merchandise in two principal categories: apparel, accessories and equipment; and footwear.

Our apparel, accessories and equipment products are designed to be used for all seasons, activities and locations. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals and shoes for use in water activities, and footwear for lifestyle wear.

We conducted an analysis of our products to determine "in-scope" products and found that many of our products do not contain any 3TG. For those products where 3TG is necessary to the product's functionality, 3TG content generally represents a small amount of the total material content of the product (such as in zippers, hooks and rivets).

In accordance with the Conflict Minerals Rule and industry guidance, we determined that certain items could be excluded from our in-scope product analysis, including point-of-purchase displays, prototypes, packaging, hangers, and samples. In addition, we made determinations with respect to the exclusions from our scope certain dyes, biocides and fungicides included in certain products that are not indicated to include 3TG. We also excluded from the in-scope product analysis the following products because we do not believe we contract to manufacture the products:
•Certain products manufactured by third-party licensees under trademark license agreements;
•Products manufactured pursuant to agreements for which the Company has limited control over the content or manufacturing of the product, including certain products manufactured by its distributors for distribution in markets in their designated territory; and
•Certain products sourced through sourcing agents.

Manufacturing and Sourcing

We do not own, operate, or manage manufacturing facilities nor do we purchase 3TG directly from mines, smelters or refiners. Many of the products that we contract to manufacture are highly technical and typically include components and trims from multiple suppliers. While we may nominate raw material suppliers (including trim and component suppliers) to be used by our vast network of finished-goods manufacturers, in some cases we may not have direct contractual relationships with these raw material suppliers. Generally, there are multiple tiers of vendors and suppliers between the 3TG mines and our raw material suppliers. Therefore, we must rely on our raw material suppliers to work with their upstream suppliers to provide us with accurate information about the origin of 3TG used in our products.

PART II. REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE

Reasonable Country of Origin Inquiry

Under our RCOI, we requested that all suppliers identified as providing trims, components or materials that could possibly include 3TG ("Covered Suppliers") provide information to us regarding their 3TG use and smelters and refiners using the Conflict Mineral Reporting Template ("CMRT"). The CMRT was developed by the Responsible Minerals Initiative ("RMI") to collect data and facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a supplier’s conflict minerals policy, its due diligence process and information about its supply chain, such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. The CMRT represents our reasonable efforts to determine the country of origin of 3TG in our supply chain. In large part, we must rely on the cooperation of other parties in our supply chain to report on compliance with the Conflict Minerals Rule.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we conducted due diligence for 2023. These due diligence efforts are discussed below in this Report.

Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance").

Due Diligence Process

Summarized below are the components of our conflict minerals program for the reporting period as they relate to the five-step framework from the OECD Guidance. These are not all of the discrete steps that were part of our due diligence.

1. Maintain Strong Management Systems
•Conflict Minerals Policy. We have adopted a position statement ("Policy"), commonly referred to as a conflict minerals policy by our industry peers, regarding the sourcing of 3TG. Our Policy is publicly available on our website at www.columbiasportswearcompany.com in the Corporate Responsibility section of the website (currently under "Responsible Practices"). The contents of our website are not incorporated by reference herein, and are not otherwise a part of this Report. Pursuant to our Policy, we expect all of our suppliers to avoid use of minerals that are derived from ore mined under conditions of armed conflict and human rights abuses or which may directly or indirectly finance or benefit armed groups in Covered Countries.
•Internal Team. We have a conflict minerals group that collaborates with key senior executives and subject matter experts from functions such as manufacturing, materials research, legal, and finance to ensure execution of our management system. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President of Corporate Responsibility. Execution of the program is managed by our corporate responsibility team and is based on OECD Guidance.
•Control Systems. We conduct an annual survey of our supply chain through a third-party service provider as part of our RCOI and due diligence. Our third-party service provider provides data validation and preliminary risk assessment based on RCOI responses. We utilize the CMRT for our data collection. We maintain internal records relating to our 3TG compliance program for at least five years. These records are generally maintained by us or the third-party service provider in an electronic format.
•Supplier Engagement. In 2023, our Policy and requirements were actively communicated to all identified Covered Suppliers. Training documentation was provided to these Covered Suppliers to share general information about the Conflict Minerals Rule along with our requirements to suppliers regarding this obligation. We also maintain contracts with most of our raw material suppliers (including trim and component suppliers). Our form agreement for these suppliers contains a clause that requires the supplier to comply with our Policy.

•Company Grievance Mechanism. We have established a process to allow interested parties to contact us with questions, comments or concerns regarding our Policy or practices. The product category units contained in this Report are aggregated at the highest level of product category. For inquiries regarding a particular product style, our conflict minerals group may be reached by email at cm@columbia.com.

2. Identify and Assess Risk in the Supply Chain
•Identify Risks in the Supply Chain. In 2023, our conflict minerals group: identified materials, trims and components used in the Company's products that could contain 3TG based on a metals content reporting flag in our product management database; identified suppliers of materials, trims or components that could contain 3TG; established Covered Suppliers that are included in the scope of the Company's 3TG reporting process in accordance with the Conflict Minerals Rule; and instructed the Company's third-party service provider to request completion of the CMRTs from Covered Suppliers to determine if such suppliers have product that potentially contains 3TG from Covered Countries. In 2023, our third-party service provider requested completed CMRTs from our 64 Covered Suppliers, representing primarily trim and component suppliers. We received responses from all 64 Covered Suppliers, a response rate of 100%. Of the respondents, seven Covered Suppliers, or 11%, indicated one or more of 3TG were used in production of their products, but not with complete certainty in our products. 57 Covered Suppliers responded that they do not use 3TG in their products.
•Assess Risk in the Supply Chain. Responses provided by the Covered Suppliers were reviewed against our internally developed risk factors and criteria to determine which responses required further engagement. The criteria included plausibility, gaps and inconsistencies within the data reported by Covered Suppliers, as well as incomplete or unrecognized smelter and refiner information. In 2023, as a result of this risk-assessment, we focused communication and coordination on one Covered Supplier who provided inconsistent information or unrecognized smelter and refiner information. This one Covered Supplier received reminder emails every two weeks and additional outreach to resolve quality control flags.

3. Design and Implement a Strategy to Respond to Risks
•Report Findings to Senior Management. We report information gathered during our annual supply chain survey, results from the risk assessment process and status of our risk mitigation efforts to our Executive Vice President, Chief Administrative Officer and General Counsel and Executive Vice President, Chief Supply Chain Officer.
•Devise, Adopt and Implement a Risk Management Plan. We maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing 3TG from the Covered Countries which may not be from recycled or scrap sources. Our due diligence measures are significantly based on third-party audits of smelters and refiners that evaluate the smelters and refiners who process and provide 3TG to our supply chain. We attempt to contact smelter and refiner facilities that indicate sourcing from Covered Countries to assess their due diligence practices and request country of origin and chain of custody information for 3TG processed by the facilities. We take the measures identified elsewhere in this Report to mitigate the risk that 3TG in our products benefit armed groups in the Covered Countries.
•Ongoing Risk Monitoring. We monitor and track suppliers, smelters, and refiners identified as not meeting the requirements set forth in our Policy or contractual requirements to determine their progress in meeting those requirements.

4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
•We do not have direct relationships with 3TG smelters and refiners and therefore do not perform or direct audits of such entities. In connection with our due diligence, for the identified smelters and refiners, our third-party service provider consults information concerning independent third-party audits of smelters and refiners made available by RMI, the London Bullion Market Association Good Delivery Program ("LBMA") and the Responsible Jewelry Council Chain-of-Custody Certification ("RJC") and if the smelter of refiner is certified by one of these third-parties it is determined to be "Conformant".

5. Report on Supply Chain Due Diligence
•The Company’s Form SD and Conflict Minerals Report are annually filed with the Securities and Exchange Commission and are publicly available on our website. We also publish a Corporate Responsibility Report, which contains information on responsible sourcing, and other responsible sourcing information, on our website. In addition, we regularly publish a list of our third-party finished-goods factories on our website and publish supply chain transparency maps for selected products.

PART III. DUE DILIGENCE RESULTS

Columbia has determined in good faith that during 2023, the Company contracted to manufacture apparel, accessories, equipment, and footwear that contained 3TG.

See Annex A for a list of smelters and refiners identified by our Covered Suppliers in 2023, to the extent such smelters or refiners produce 3TG, and for additional information. Information provided indicated that 121 of the 125 smelters and refiners identified in 2023 were Conformant, meaning that the entities were certified as "conflict free" by RMI, LBMA, or the RJC. Four smelters or refiners are not certified as conflict free but do not source from Covered Countries.

One Covered Supplier survey response contained incomplete information. We used various methods to identify the incomplete information in the surveyed supplier’s response, including verification checks conducted by third party software or by members of our internal team. Through this outreach we determined that the response reflected that the entity was unable to obtain a 100% response rate from its supply chain. Based on our third party’s due diligence, we have no reason to believe this entity sourced 3TG minerals from Covered Countries.

Due to our position in the supply chain, which is discussed earlier in this Report, we rely on our Covered Suppliers for accurate smelter and refiner information and our RCOI and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our in-scope products. Some Covered Suppliers provided CMRT information at a "company level". Those Covered Suppliers that provided "company level" responses use 3TG in their products but do not identify with certainty if they used 3TG in the products supplied to us specifically. Therefore, we cannot say with certainty that the 3TG from the smelters and refiners identified on the CMRTs by the Covered Suppliers are contained in our products nor can we say that the smelters and refiners identified in Annex A produced 3TG used in our products.

As a result of the foregoing, in 2023, we did not determine whether or not any of our products were "DRC conflict free".

We endeavored to determine the mine or location of origin of the necessary 3TG contained in our in-scope products by requesting that the in-scope Covered Suppliers provide us with a completed CMRT and through the other procedures followed by us and the third-party provider that are described in this Report. Additional information is contained in Annex A of this Report.

PART IV. RISK MITIGATION AND FUTURE DUE DILIGENCE MEASURES

We have implemented a risk management plan that includes continued communication with our suppliers to enhance and improve the quality of responses and disclosures in future reporting periods. In furtherance of those objectives, and to support the due diligence measures to mitigate the risk that the 3TG in our products, directly or indirectly, benefit armed groups in the Covered Countries we expect to:
•Continue to educate our suppliers with an emphasis on suppliers who provided inconsistent information or unrecognized smelter and refiner information; and
•Continue to evaluate and monitor active suppliers to identify which suppliers provide us with products containing 3TG and need to be included in our information request.

This Report constitutes our annual report on our 3TG due diligence and is available on the Company's investor relations website, http://investor.columbia.com and filed with the Securities and Exchange Commission on Form SD.
This Report contains forward-looking statements within the meaning of federal securities laws. Forward-looking statements often use words such as "will", "anticipate", "estimate", "expect", "should", "may" and other words and terms of similar meaning or reference future dates. These forward-looking statements, and others we make from time to time, are expressed in good faith and are believed to have a reasonable basis; however, each forward-looking statement involves risks and uncertainties. Many factors may cause actual results to differ materially from projected results in forward-looking statements, including the risks described in our Annual Reports on Form 10-K,

Quarterly Reports on Form 10-Q and subsequent SEC filings. Forward-looking statements are inherently less reliable than historical information. Except as required by law, we do not undertake any duty to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or to reflect changes in events, circumstances or expectations. New factors emerge from time to time and it is not possible for us to predict or assess the effects of all such factors or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in this Report.

ANNEX A

Capitalized terms used and not otherwise defined in this Annex A have the meanings set forth in the Conflict Minerals Report of which this Annex A is a part.

Smelters and Refiners

In connection with our RCOI or due diligence, as applicable, the Covered Suppliers identified to us the smelters listed below as having potentially processed the 3GT contained in our in-scope products in 2023. Please see the notes that accompany the table for additional information concerning the data in the table.

Mineral	Smelter Name	Smelter Location	Status
Gold	Aida Chemical Industries Co., Ltd.	Japan	Conformant
Gold	Argor-Heraeus S.A.	Switzerland	Conformant
Gold	Asahi Pretec Corp.	Japan	Conformant
Gold	Asaka Riken Co., Ltd.	Japan	Conformant
Gold	Aurubis AG	Germany	Conformant
Gold	Boliden AB	Sweden	Conformant
Gold	CCR Refinery - Glencore Canada Corporation	Canada	Conformant
Gold	Chimet S.p.A.	Italy	Conformant
Gold	Chugai Mining	Japan	Conformant
Gold	Coimpa Industrial LTDA	Brazil	Conformant
Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany	Not Conformant
Gold	Dowa	Japan	Conformant
Gold	Heimerle + Meule GmbH	Germany	Conformant
Gold	Heraeus Germany GmbH Co. KG	Germany	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Conformant
Gold	Japan Mint	Japan	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	Kojima Chemicals Co., Ltd.	Japan	Conformant
Gold	LS-NIKKO Copper Inc.	Korea, Republic of	Conformant
Gold	LT Metal Ltd.	Korea, Republic of	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	Metalor Technologies S.A.	Switzerland	Conformant
Gold	Metalor USA Refining Corporation	United States	Conformant
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Mexico	Conformant
Gold	Mitsubishi Materials Corporation	Japan	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Gold	MKS PAMP SA	Switzerland	Conformant
Gold	Nihon Material Co., Ltd.	Japan	Conformant
Gold	Ohura Precious Metal Industry Co., Ltd.	Japan	Conformant
Gold	Rand Refinery (Pty) Ltd.	South Africa	Conformant
Gold	Safimet S.p.A	Italy	Not Conformant

Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Conformant
Gold	Solar Applied Materials Technology Corp.	Taiwan	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	Conformant
Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium	Conformant
Gold	United Precious Metal Refining, Inc.	United States	Conformant
Gold	Valcambi S.A.	Switzerland	Conformant
Gold	Western Australian Mint (T/a The Perth Mint)	Australia	Conformant
Gold	WIELAND Edelmetalle GmbH	Germany	Conformant
Gold	Yokohama Metal Co., Ltd.	Japan	Conformant
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China	Conformant
Tin	Alpha	United States	Conformant
Tin	Aurubis Beerse	Belgium	Conformant
Tin	Aurubis Berango	Spain	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	China	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	CRM Synergies	Spain	Conformant
Tin	CV Venus Inti Perkasa	Indonesia	Conformant
Tin	Dowa	Japan	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Fabrica Auricchio Industria e Comercio Ltda.	Brazil	Conformant
Tin	Fenix Metals	Poland	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant
Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China	Not Conformant
Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China	Not Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	China	Conformant
Tin	Luna Smelter, Ltd.	Rwanda	Conformant
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Metallic Resources, Inc.	United States	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	Philippines	Conformant
Tin	Operaciones Metalurgicas S.A.	Bolivia	Conformant
Tin	PT Aries Kencana Sejahtera	Indonesia	Conformant
Tin	PT Artha Cipta Langgeng	Indonesia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Babel Inti Perkasa	Indonesia	Conformant
Tin	PT Babel Surya Alam Lestari	Indonesia	Conformant
Tin	PT Bangka Serumpun	Indonesia	Conformant

Tin	PT Belitung Industri Sejahtera	Indonesia	Conformant
Tin	PT Bukit Timah	Indonesia	Conformant
Tin	PT Cipta Persada Mulia	Indonesia	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Mitra Sukses Globalindo	Indonesia	Conformant
Tin	PT Prima Timah Utama	Indonesia	Conformant
Tin	PT Putera Sarana Shakti (PT PSS)	Indonesia	Conformant
Tin	PT Rajawali Rimba Perkasa	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Sariwiguna Binasentosa	Indonesia	Conformant
Tin	PT Sukses Inti Makmur	Indonesia	Conformant
Tin	PT Timah Tbk Kundur	Indonesia	Conformant
Tin	PT Timah Tbk Mentok	Indonesia	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	Conformant
Tin	PT Tommy Utama	Indonesia	Conformant
Tin	Rui Da Hung	Taiwan	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China	Conformant
Tin	Tin Technology & Refining	United States	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan	Conformant
Tungsten	China Molybdenum Co., Ltd.	China	Conformant
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	Conformant
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China	Conformant
Tungsten	Global Tungsten & Powders LLC	United States	Conformant
Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China	Conformant
Tungsten	H.C. Starck Tungsten GmbH	Germany	Conformant
Tungsten	Hunan Chenzhou Mining Co., Ltd.	China	Conformant
Tungsten	Hunan Shizhuyuan Nonferrous Metals Co., Ltd. Chenzhou Tungsten Products Branch	China	Conformant
Tungsten	Japan New Metals Co., Ltd.	Japan	Conformant
Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China	Conformant
Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China	Conformant
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China	Conformant
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China	Conformant
Tungsten	Kennametal Huntsville	United States	Conformant
Tungsten	Lianyou Metals Co., Ltd.	Taiwan	Conformant
Tungsten	Masan High-Tech Materials	Viet Nam	Conformant
Tungsten	Niagara Refining LLC	United States	Conformant
Tungsten	TANIOBIS Smelting GmbH & Co. KG	Germany	Conformant
Tungsten	Wolfram Bergbau und Hutten AG	Austria	Conformant

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant

The Company notes the following in connection with the above table:
a.Not all of the included smelters may have processed the necessary 3TG contained in the Company’s in-scope products, since some Covered Suppliers reported at a "company level", meaning that they reported the 3TG contained in all of their products, not just those in the products that they sold to the Company. Some Covered Suppliers also may have reported smelters or refiners that were not in the Company’s supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters reflected above may not include all of the smelters or refiners in the Company’s supply chain, since some Covered Suppliers may not have identified all of their smelters or refiners.
b.The table only includes entities that were listed as smelters by RMI.
c.Smelter status information in the table is as of April 16, 2024.
d."Conformant" means that a smelter was certified as "conflict free" by RMI, LBMA, or the RJC. Included smelters were not necessarily Conformant for all or part of 2023 and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters prior to their respective certification dates.
e."Not Conformant" means that a smelter or refiner is not certified as "conflict-free" by RMI, LBMA, or the RJC.
f."Smelter Location" is the country in which the smelter is located.
g.Smelter status and location reflected in the table is based solely on information made available by our third-party service provider, without independent verification by the Company.

Country of Origin Information

The identified countries of origin of the 3TG processed by the Conformant smelters listed in the table above may have included the countries in the categories listed below.
L1.     Countries that are not identified as conflict regions or plausible areas of smuggling or export from these regions of 3TG: Armenia, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, Finland, France, Germany, Ghana, Guinea, Guyana, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Jersey, Kazakhstan, Kenya, Korea, Kyrgyzstan, Laos, Luxembourg, Madagascar, Malaysia, Mali, Mexico, Mongolia, Morocco, Mozambique, Myanmar, Namibia, Netherlands, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Russian Federation, Saudi Arabia, Sierra Leone, Singapore, Slovakia, South Africa, Spain, Suriname, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zimbabwe.
L3.    The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
DRC. The Democratic Republic of the Congo.

Alternatively, or in addition, some of the Conformant smelters may have sourced from recycled or scrap sources.